Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 4 DATED JANUARY 20, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 24, 2009 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated October 29, 2009, Supplement No. 2 dated November 9, 2009 and Supplement No. 3 dated December 16, 2009. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offering; and

•	our potential acquisition of Center for Neurosurgery and Spine in Sartell, Minnesota.

Status of our Public Offering

As of January 8, 2010, we had received and accepted subscriptions in our offering for 1,706,704 shares of our common stock, or approximately $17,008,000, excluding subscriptions from residents of Ohio (who will not be admitted as stockholders until we have received and accepted subscriptions aggregating at least $20,000,000) and shares of our common stock issued pursuant to our distribution reinvestment plan. As of January 8, 2010, 298,293,296 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Potential Acquisition of Center for Neurosurgery and Spine

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 80 of the prospectus:

On January 7, 2010, we, through our subsidiary, G&E Healthcare REIT II Sartell MOB, LLC, entered into a purchase and sale agreement, or agreement, for the acquisition of Center for Neurosurgery and Spine, located in Sartell, Minnesota, or the Center for Neurosurgery and Spine property, from Stingray Properties, LLC, an unaffiliated third party, for a purchase price of $6,500,000, plus closing costs.

The material terms of the agreement include: (i) a due diligence period of 30 days from the effective date of the agreement; (ii) an initial deposit of $200,000 due within three business days after the effective date of the agreement, which shall be applied to the purchase price and is non-refundable except in limited circumstances; (iii) a closing date within 30 days following the expiration of the due diligence period; and (iv) a right to terminate the agreement, in our sole discretion, at any time prior to or on the expiration of the due diligence period. The agreement also contains additional covenants, representations and warranties that are customary of real estate purchase and sale agreements.

Financing and Fees

We intend to finance the purchase through proceeds from our offering and the assumption of an existing mortgage loan. We expect to pay our advisor and its affiliate an acquisition fee of $179,000, or 2.75% of the purchase price, in connection with the acquisition.

Description of the Property

The Center for Neurosurgery and Spine property is a medical office building, located on approximately 3.7 acres of land in Sartell, Minnesota. Built in 2006, the Center for Neurosurgery and Spine property consists of approximately 37,000 square feet of gross leasable area. As of January 2010, the Center for Neurosurgery and Spine property is 100% leased to Central Minnesota Neurosciences, the Center for Pain Management, Central Minnesota Center for Diagnostic Imaging and Tomark Physicians, with approximately 8.0% of the leases expiring in 2011 and the remaining 92.0% expiring in 2016.

The Center for Neurosurgery and Spine property has a widespread service area encompassing 12 counties surrounding Sartell. The Center for Neurosurgery and Spine property faces competition from several other on and off-campus medical office buildings in Sartell and St. Cloud.

We expect that Grubb and Ellis Equity Advisors, Property Management, Inc., a subsidiary of Grubb & Ellis Equity Advisors, LLC, the managing member of our advisor, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Center for Neurosurgery and Spine property.

We anticipate closing the acquisition in the first quarter of 2010; however, we can give no assurance that the closing will occur within this timeframe, or at all. This potential acquisition is subject to substantial conditions to closing. Our decision to consummate the acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from our offering and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot give any assurances that the closing of this acquisition is probable.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including the overall valuation of net operating income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at this property is comparable to market rates. We believe that this property is well located, well maintained and has been professionally managed. The property will be subject to competition from similar medical office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire this property.

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